UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ventum Financial (US) Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2500-733 Seymour Street
(No. and Street)

Vancouver	BC	V6B 0S6
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

D. Andrew Murray	604-664-3665	dam@ventumfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Andrew Murray _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ventum Financial (US) Corp. _____ , as of 3/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Financial Officer

Notary Public

DENNIS WHINCUP
Barrister & Solicitor
2600 - 733 SEYMOUR STREET
VANCOUVER, BC, V6B 0S6
TEL: 604-684-3622

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplementary Information

Ventum Financial (US) Corp.

(Expressed in US dollars)

March 31, 2025

Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Ventum Financial (US) Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ventum Financial (US) Corp. as of March 31, 2025, the related statements of loss and comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ventum Financial (US) Corp. as of March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ventum Financial (US) Corp.'s management. Our responsibility is to express an opinion on Ventum Financial (US) Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ventum Financial (US) Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules 1, 2 and 3 have been subjected to audit procedures performed in conjunction with the audit of Ventum Financial (US) Corp.'s financial statements. The supplemental information is the responsibility of Ventum Financial (US) Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules 1, 2 and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, P.A.

We have served as Ventum Financial (US) Corp.'s auditor since 2025.

Maitland, Florida

June 16, 2025

Ventum Financial (US) Corp.
Statement of Financial Position

(Expressed in US dollars)

March 31		**2025**
Assets		
Cash	$	847,572
Accounts receivable		2,088
Due from parent company (Note 6)		3,764
Income tax receivable		5,014
Prepaid expenses		877
Total assets	$	859,315
Liabilities		
Accounts payable and accrued liabilities	$	38,780
Stockholder's equity		
Share capital (Note 5)		755,100
Retained earnings		135,665
		890,765
Accumulated other comprehensive loss		
Foreign currency translation adjustment		(70,230)
Total stockholder's equity		820,535
Total liabilities and stockholder's equity	$	859,315

Ventum Financial (US) Corp.
Statement of Loss and Comprehensive Loss

(Expressed in US dollars)

Year ended March 31		2025
Revenue		
Institutional sales	$	355,590
Interest		40,426
New issues and private placements		7,225
Total revenue		403,241
Variable compensation		177,784
Gross profit		225,457
Expenses		
Audit and legal		44,832
Clearing fees (Note 6)		52,342
Data processing		69,210
Memberships		26,813
Office and miscellaneous		308
Overhead allocation (Note 6)		44,824
Total expenses		238,329
Loss before income taxes		(12,872)
Income tax recovery (Note 9)		(3,005)
Net loss		(9,867)
Other comprehensive loss		
Foreign currency translation adjustment		(48,745)
Total comprehensive loss	$	(58,612)

The accompanying notes are an integral part of these financial statements.

Ventum Financial (US) Corp.
Statement of Cash Flows

(Expressed in US dollars)

Year ended March 31		2025

Cash derived from (applied to)

Operating

Net loss	$	(9,867)
Change in non-cash operating working capital		
Decrease in accounts receivable		461
Increase in amounts due from parent company		(1,974)
Decrease in due from clients		125,457
Decrease in income tax receivable		3,178
Decrease in prepaid expenses		1,092
Increase in accounts payable and accrued liabilities		11,621
Decrease in due to brokers and dealers		(125,457)
Net cash flows from operating activities		4,511
Net increase in cash		4,511
Cash, beginning of year		891,806
Effect of exchange rates on cash		(48,745)
Cash, end of year	$	847,572

Supplemental cash flow information

Interest received	$	40,426
Income tax paid, net		(2,087)

Ventum Financial (US) Corp.
Statement of Changes in Stockholder's Equity

(Expressed in US dollars)
Year ended March 31, 2025

	Share capital		Retained earnings	Foreign currency translation reserve	Total
	Shares	Additional paid in capital			
Balance, March 31, 2024	1,225,100	755,100	145,532	(21,485)	879,147
Net loss	-	-	(9,867)	-	(9,867)
Foreign currency translation adjustment	-	-	-	(48,745)	(48,745)
Balance, March 31, 2025	**1,225,100**	**$ 755,100**	**$ 135,665**	**$ (70,230)**	**$ 820,535**

Ventum Financial (US) Corp.
Notes to the Financial Statements
(Expressed in US dollars)
March 31, 2025

1. Nature of operations

Ventum Financial (US) Corp. (the "Company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (Ontario) on January 13, 2003. On December 1, 2024 the company changed it's name from PI Financial (US) Corp. to Ventum Financial (US) Corp. and the jurisdiction of incorporation from the province of British Columbia to the province of Ontario.

The Company became a member of the Financial Industry Regulatory Authority ("FINRA") of the United States of America on December 2, 2003.

The Company is a wholly owned subsidiary of Ventum Financial Corp. and transacts exclusively with institutional investors on delivery versus payment or receipt versus payment basis. The Company does not hold client securities or funds beyond settlement date. All securities transactions are processed through its parent company, Ventum Financial Corp., which acts as the clearing and settlement agent for the Company. On June 24, 2024, the parent company Ventum Financial Corp. amalgamated with Echelon Wealth Partners Inc..

2. Summary of significant accounting policies

Generally accepted accounting principles ("GAAP")

These financial statements are presented in United States (US) dollars and prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Basis of presentation

These financial statements are prepared based on a settlement date basis. The difference between trade date and settlement date is immaterial.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash including deposits in banks with original maturities of three months or less.

Revenue recognition

In accordance with ASC 606 *Revenue from Contracts with Customers* ("ASC 606"), the Company recognizes revenue when its customer obtains control of the goods or services, in an amount that reflects the consideration which the Company expects to be entitled in exchange for those goods or services.

Ventum Financial (US) Corp.
Notes to the Financial Statements
(Expressed in US dollars)
March 31, 2025

2. Summary of significant accounting policies (continued)

Revenue recognition (continued)

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, it performs the following five steps:

   i. identify the contract(s) with a customer;
   ii. identify the performance obligations in the contract;
   iii. determine the transaction price;
   iv. allocate the transaction price to the performance obligations in the contract; and
   v. recognize revenue when (or as) the entity satisfies a performance obligation.

Institutional sales revenue consists of revenue generated through commission-based brokerage services provided to institutional clients, recognized on a settlement date basis.

New issues and private placement revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

Foreign currency translation

The Company's functional currency is the Canadian dollar. These financial statements have been translated into the US dollar reporting currency for regulatory purposes. All assets and liabilities denominated in Canadian dollars are translated into US dollars at the exchange rate in effect at the statements of financial position date. Revenues and expenses denominated in Canadian dollars are translated at the exchange rate in effect at the transaction date. Foreign exchange gains and losses are included in the determination of comprehensive loss for the year.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not factored into the measurement. Deferred tax assets are reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

Ventum Financial (US) Corp.
Notes to the Financial Statements
(Expressed in US dollars)
March 31, 2025

2. Summary of significant accounting policies (continued)

Accounting for uncertainty in income taxes

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

3. Financial instruments, fair value measurements

The Company follows guidance under ASC 820 *Fair Value Measurements* ("ASC 820") with regard to financial assets and liabilities measured at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Ventum Financial (US) Corp.
Notes to the Financial Statements
(Expressed in US dollars)
March 31, 2025

4. Financial instruments

Fair value

The financial instruments of the Company consist of cash, accounts receivable, due from parent company, due from clients, accounts payable and due to brokers and dealers. The carrying value approximates fair value due to their short maturities.

Risk management

In the normal course of business, the Company is exposed to credit risk, liquidity risk, market risk, fair value risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, monitors the total value of transactions with counterparties, and maintains the majority of its cash with high credit quality financial institutions. There was $778,007 in cash exceeding the Canadian federally insured limits at March 31, 2025. During the year, there may be times when uninsured cash is higher or lower.

As at March 31, 2025, all accounts receivable and due from parent company are current. Management believes that counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

(b) Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the liquidity risk management program to ensure the Company has access to enough readily available funds to cover its financial obligations as they come due. The Company's business requires capital for operating and regulatory purposes. The assets reflected on the statements of financial position are highly liquid. Amounts due from parent company are non-interest bearing and have no set terms of repayment.

(c) Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument will fluctuate because of changes in market prices. For purposes of disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and foreign exchange risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the Company is not exposed to significant fair value risk from these financial instruments.

Ventum Financial (US) Corp.
Notes to the Financial Statements
(Expressed in US dollars)
March 31, 2025

4. Financial instruments (continued)

Risk management (continued)

(c) Market risk (continued)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company. The Company is exposed to interest rate risk on the cash balances held.

Interest rate sensitivity analysis

The following table provides the effect on net income if interest rates were to decrease or increase by 100 basis points ("bp") for the year ended March 31, 2025, applied to the balances as of this date. This analysis assumes that all other variables remain constant.

	Carrying value	Effect of a 100 bp increase in interest rates on net income	Effect of a 100 bp decrease in interest rates on net income
March 31, 2025			
Cash	$ 847,572	$ 8,476	$ (8,476)

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates of financial amounts denominated in US dollars. The Company incurs foreign exchange risk on financial instruments denominated in currencies other than its functional currency, which includes cash, accounts receivable and accounts payable. The Company is not materially impacted by foreign exchange risk.

5. Share capital

	2025

Authorized
100,000,000   common shares without par value

Additional paid in capital
Premium received on issuance of:

1,225,100 common shares	$ 755,100

Ventum Financial (US) Corp.
Notes to the Financial Statements
(Expressed in US dollars)
March 31, 2025

6. Related party transactions

(a) During the year ended March 31, 2025, the Company paid clearing fees of $52,342 and overhead allocation of $44,824 to its parent company, Ventum Financial Corp.

(b) At March 31, 2025, amounts due from parent company include $3,764 due from Ventum Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties. The amounts are unsecured and non-interest bearing with no set terms of repayment.

7. Concentrations

For the year ended March 31, 2025, two customers accounted for more than 10% of the Company's institutional sales and new issues and private placement revenue totalling approximately $132,000.

8. Capital requirements

The Company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which comprises share capital, retained earnings and foreign currency translation reserve.

The Company's capital management framework is designed to exceed the level of capital that will meet the Company's regulatory capital requirements, fund current and future operations, and ensure that the Company is able to meet its financial obligations as they become due.

The Company is subject to the Securities and Exchange Act Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires the Company to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends.

At March 31, 2025, the Company had net capital of $760,629 which was $660,629 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0510 to 1. As at March 31, 2025, the Company was in compliance with all minimum regulatory requirements (Schedule 1).

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

Ventum Financial (US) Corp.
Notes to the Financial Statements
(Expressed in US dollars)
March 31, 2025

9. Income taxes

	2025		2025
	Percentage of Income		
Income taxes at the statutory rate	27.0	$	(3,475)
Rate differential and other	(3.7)		470
Income tax recovery	23.3	$	(3,005)

10. Single reportable segment

The Company is engaged in a single line of business as a securities broker-dealer registered with the Financial Industry Regulatory Authority. The Company's business is comprised of services, including agency transactions and investment banking as a selling group member. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

11. Commitments

The Company is party to minimum operating usage requirements under three data processing service contracts. Estimated minimum service fees for the remainder of the service contracts are as follows:

2026	$	47,542
2027		26,292
2028		2,087
	$	75,921

There are no other commitments or contingencies as of March 31, 2025.

Ventum Financial (US) Corp.
Notes to the Financial Statements
(Expressed in US dollars)
March 31, 2025

12. Company conditions

The Company had a net loss of $9,867 for the year ending March 31, 2025. The Company's parent company has represented that they intend to make capital contributions, as needed, to ensure the Company's continuing operations.

Management expects the Company to continue as a going concern and the Company's financial statements have been prepared on a going concern basis.

13. Subsequent events

The Company has evaluated subsequent events through to the date the financial statements were available to be issued. Based on such evaluation, no such events have occurred that in the opinion of management warrant disclosure in or adjustment to the financial statements.

Ventum Financial (US) Corp.
Focus Report - Part IIA - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act

(Expressed in US dollars)

March 31, 2025   Firm ID: 127404

1		Total ownership equity (o/e)	$	820,535
2		Deduct o/e not allowable for net capital (NC)		-
3		Total o/e qualified for net capital		820,535
4		Add:		
	A	Allowable subordinated liabilities		-
	B	Other deductions or credits		
		Description		
		FINRA Rule 3020(b)(2)		-
5		Total capital and allowable subloans		820,535
6		Deductions and/or charges:		
	A	Total non-allowable assets		(11,743)
	B	Aged fail to deliver		-
	1.	Number of items		-
	F	Other deductions and/or charges		-
7		Other additions and/or allowable credits		-
8		Net capital before haircuts		808,792
9		Haircuts on securities:		
	A	Contractual commitments		-
	B	Subordinated debt		-
	C	Trading and investment sec:		
	1	Exempted securities		-
	2	Debt securities		-
	3	Options		-
	4	Other securities		-
	D	Undue concentration		-
	E	Other		
		Description: haircut on Canadian dollar denominated accounts of $802,711		(48,163)
10		Net capital	$	760,629
11		Minimum net capital required (based on 6 2/3% of total aggregate indebtedness)	$	2,585
12		Minimum dollar requirement	$	100,000
13		Net capital requirement (greater of line 11 or 12)	$	100,000
14		Excess net capital	$	660,629
15		Net capital less greater of (net capital - 10% of AI or 120% Net Capital Requirement)	$	640,629

Ventum Financial (US) Corp.
Focus report - Part IIA - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act

(Expressed in US dollars)

March 31, 2025   Firm ID: 127404

Computation of aggregate indebtedness (AI)

16	Total AI liability from statement of financial condition		$	38,780
17	Add:			
A	Drafts for immediate credit			-
B	Market value of sec borrowed where no equivalent value is paid or credited			-
C	Other unrecorded amounts			-
19	Total aggregate indebtedness		$	38,780
20	Ratio of AI/NC			5.10%
29	Percentage of debt to debt equity			0.00%

Ventum Financial (US) Corp.
Other Representations
(Expressed in US dollars)

March 31, 2025   Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2025. Ventum Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2025. Ventum Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Ventum Financial (US) Corp.
Reconciliation of Computation of Net Capital
(Expressed in US dollars)

March 31, 2025   Firm ID: 127404

Net capital per firm (per March 31, 2025 focus report submitted April 23, 2025)	$	**760,629**
Add: no adjustments		**-**
Deduct: no adjustments		**-**
Net capital per audited computation of net capital as at March 31, 2025	**$**	**760,629**

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Ventum Financial (US) Corp.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Ventum Financial (US) Corp. identified the following provision of 17 C.F.R. §15c3-3(k) under which Ventum Financial (US) Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) Ventum Financial (US) Corp. stated that Ventum Financial (US) Corp. met the identified exemption provision throughout the most recent fiscal year without exception. Ventum Financial (US) Corp.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ventum Financial (US) Corp.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

June 16, 2025



June 11, 2025

Ventum Financial (US) Corp. Exemption Report

Ventum Financial (US) Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year end March 31, 2025 without exception.

Ventum Financial (US) Corp.

I, D. Andrew Murray, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

D. Andrew Murray, CA CPA
Chief Financial Officer

Ventum Financial (US) Corp.
2500 - 733 Seymour Street   **T** 604 664 2900
Vancouver, BC Canada V6B 0S6   **F** 604 664 2800   1 800 810 7022 (TOLL FREE)   ventumfinancialus.com